1. Activities of the company

Vitro, S.A. de C.V. ("Vitro") is a holding company, the subsidiaries of which manufacture and market glass and plastic containers, thermoformed articles, aluminum cans, flat glass for construction and automotive uses, glassware for table and kitchen use, fiberglass insulation and reinforcements, chemical products and minerals, and capital goods.

2. Basis of presentation and principles of consolidation

a) Basis of presentation
The consolidated financial statements of Vitro and its subsidiaries (the "Company") are prepared in accordance with accounting principles generally accepted in México ("Mexican GAAP"), as further described in note 3.

The consolidated financial statements presented herein are expressed in millions of constant Mexican pesos as of September 30, 2003, except per share amounts. However, solely for the convenience of users, the consolidated financial statements as of and for the year ended September 30, 2003 have been translated into United States (US) dollars at the rate of 11.0133 pesos per one dollar, the rate of exchange determined by Banco de México (Mexico's Central Bank) on September 30, 2003. The translation should not be construed as a representation that the peso amounts shown could be converted into US dollars at such rate or at any rate.

All references to dollars, in the financial statements and these notes, correspond to dollars of the United States of America.

b) Consolidated subsidiaries
Those companies in which Vitro holds, directly or indirectly, more than 50% of the capital stock or which Vitro controls are included in the consolidated financial statements. For those companies in which Vitro has joint control, the proportionate consolidation method is used, this method consists in consolidating on a proportionate basis the assets, liabilities, stockholders equity and revenues. All significant intercompany balances and transactions have been eliminated in consolidation.

In order to consolidate the financial statements of subsidiaries located in the United States of America, the effects of inflation were taken into consideration in accordance with Bulletin B-10, as amended, which is the principal difference between US generally accepted accounting principles ("US GAAP") and Mexican GAAP for these companies. Such companies' financial statements are initially prepared in accordance with US GAAP and are translated into Mexican pesos under the current rate method. The assets, liabilities, stockholders' equity (except capital stock) and the income statement accounts are translated into Mexican pesos using the exchange rate as of the date of the most recent balance sheet presented. The cumulative translation adjustment is included as a component of stockholders' equity.

3. Principal accounting policies

a) Accounting method for the treatment of the effects of inflation
The consolidated financial statements of the Company have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation in Financial Information", as amended, issued by the Mexican Institute of Public Accountants ("IMCP"), which relates to the recognition of the effects of inflation. The Third Amendment to Bulletin B-10 (the "Third Amendment") has been adopted in preparing such consolidated financial statements. The Third Amendment requires the restatement of all comparative financial statements to constant pesos as of the date of the most recent balance sheet presented. For that purpose, Vitro's Mexican subsidiaries and associated companies use the "Indice Nacional de Precios al Consumidor" (Mexican National Consumer Price Index: "INPC"), published by Banco de México; Vitro's US subsidiaries use the Consumer Price Index - All Urban Consumers - All Items, Unadjusted ("CPI") published by the US Labor Department, and are translated using the exchange rate at the end of the last period presented.

Bulletin B-12 set the rules related to the statement of changes in financial position. This statement presents the sources and uses of funds during the period measured as the differences, in constant pesos, between the beginning and ending balances of balance sheet items adjusted by the excess (shortfall) in restatement of capital. As required by Bulletin B-12, the monetary effect and the effect of changes in exchange rates are not considered non-cash items in the determination of resources generated from operations due to the fact they affect the purchasing power of the entity.

b) Cash and cash equivalents
Highly liquid short-term investments with original maturity of ninety days or less, consisting primarily of Mexican Government Treasury Bonds and money market instruments, are classified as cash equivalents. They are valued at the lower of acquisition cost plus accrued yields or estimated net realizable value.

c) Financial instruments
Assets and liabilities resulting from any financial instrument, except for such instruments held to maturity, are recorded in the balance sheet at fair value. The financial instruments held to maturity are valued at their acquisition cost. The effects of valuation of the financial instruments, including their cost and yield are recorded in the corresponding year in the statement of operations.

Financial instruments for hedging purposes, are valued using the same criteria of valuation of the assets or liabilities hedged, and the effect of such valuation is recognized in net income, net of costs, expenses, or income from the assets or liabilities whose risks are being hedged.

d) Inventories and cost of sales
Inventories are valued at the price of the last purchase made during the year or at the latest production cost without exceeding the net realizable value. Cost of sales is determined by using the price of the last purchase prior to the date of consumption or the latest production cost at the time of sale.

e) Land, buildings, machinery and equipment
Expenditures for land, buildings, machinery and equipment, including renewals and improvements that extend useful lives, are capitalized. The Company follows the principles of the Fifth Amendment to Bulletin B-10, under which, fixed assets are restated under the method of consumer price index adjustment, using the INPC. The initial balance to apply the INPC was the net replacement value as of December 31, 1996. For machinery and equipment purchased in a foreign country, the restatement is based on a general consumer price index from the country of origin and the exchange rate at the end of each period.

Maintenance and repair expenses are recorded as costs and expenses in the period when they are incurred.

Depreciation is calculated using the straight-line method, taking into consideration the estimated useful life of the asset, in order to depreciate the original cost and the revaluation. The depreciation begins in the month in which the asset is placed in service. The estimated useful lives of the assets are as follows:

Buildings: 20 to 50 Years
Machinery and equipment: 5 to 30 Years

f) Goodwill
Goodwill is amortized on a straight-line basis over a period of 20 years.

g) Seniority premiums, retirement plans and severance payments
Seniority premiums and pension plans for all personnel are considered as costs in the periods in which services are rendered. Periodic costs are calculated in accordance with Bulletin D-3 issued by the IMCP, and the actuarial computations were made by an independent actuary, using estimates of the salaries that will be in effect at the time of payment. The past service cost is amortized over the average period required for workers to reach their retirement age. The method used is the projected unit credit. Effective 2000 the Company began funding a trust in order to cover the payment of such liabilities.

Severance payments are expensed in the period in which such payments are made.

h) Excess (shortfall) in restatement of capital
This item, which is an element of stockholders' equity, reflects the accumulated effect of holding non-monetary assets and the effect of the initial monetary position gain or loss. The accumulated effect of holding non-monetary assets represents the difference between the specific values of non-monetary assets in excess of or below the increase attributable to general inflation as measured by the INPC and CPI.

i) Restatement of capital stock and retained earnings
Capital stock and retained earnings, for Mexican subsidiaries, are restated using the INPC from the respective dates such capital was contributed or net income generated to the date of the most recent balance sheet presented. Retained earnings for US subsidiaries are restated using the CPI.

j) Employee stock option plan
An employee stock option plan (see note 13b) was adopted in 1998. The Company is accounting for stock-based compensation using a fair value based method. Compensation cost is measured at the grant date based on the value of the stock option award and is recognized over the vesting period.

k) Transactions in foreign currency for Mexican subsidiaries
All transactions in foreign currency are translated at the exchange rate as of the date of such transactions. In accordance with the Third Amendment, to Bulletin B-10, such transactions are restated using the INPC. Monetary assets and liabilities denominated in foreign currency are translated into Mexican pesos at the exchange rate at the date of the financial statements. Exchange fluctuations are recorded in the statements of operations as part of the total financing cost.

l) Revenue recognition
Revenues and related costs are recognized in the period in which risks and benefits are transferred to purchasers, which generally coincides with the shipment of products to customers in satisfaction of orders.

m) Gain (loss) from monetary position
The gain (loss) from monetary position reflects the result of holding monetary assets and liabilities during periods of inflation. Values stated in current monetary units decrease in purchasing power over time. This means that losses are incurred by holding monetary assets over time, whereas gains are realized by maintaining monetary liabilities. The net effect is presented in the statements of operations as part of the total financing cost. For subsidiaries located in the US the result from monetary position is calculated using the CPI.

n) Income tax, tax on assets and profit sharing to workers
The Company applies the provisions of the Bulletin D-4 "Accounting Treatment of Income Tax, Tax on Assets and Workers' Profit Sharing", issued by the IMCP. As required by this bulletin, deferred income taxes are provided for differences between the book and tax value of assets and liabilities and deferred workers' profit sharing for temporary differences between the financial and adjusted tax income, that are expected to reverse in the future. Additionally, tax on assets paid in excess of income tax payable is recognized as an asset to the extent it is recoverable.

o) Earnings per share
Earnings per share are computed by dividing income by the weighted average number of shares outstanding during each period.

p) Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts in these consolidated financial statements and in the related disclosures. Actual results could differ from those estimated.

4. Discontinued operations

On July 3, 2002, Vitro sold its 51% interest in Vitromátic, S.A. de C.V (Vitromátic) the holding company of the subsidiaries who comprised the segment Acros - Whirlpool. Vitro sold its ownership in Vitromátic to Whirlpool Corporation, who owns the related remaining 49% interest, for $ 148.3 million. Such sale resulted in a gain of Ps. 401 which is presented in the consolidated statement of income in the line item "Other Financial Operations."

5. Trade receivables

a) Trade receivables are recorded net of allowance for doubtful accounts of Ps. 55 and Ps. 83 at September 30, 2002 and 2003, respectively.

b) Sales of receivables.- The Company has entered into several factoring agreements to sell trade accounts receivable. In accordance with the terms of these agreements, the Company has the obligation to pay uncollected receivables, in the case of non-compliance of clients. The outstanding balance of receivables sold, which are deducted from the trade receivables balance, at September 30, 2002 and 2003 amounted to $ 97 million and $ 89 million. The Company periodically monitors collections to provide for any uncollectible account.

6. Inventories

		September
	2002	2003
Semi-finished and finished products	Ps. 2,765	Ps. 2,679
Raw materials	432	550
Packaging materials	94	76
	3,291	3,305
Spare parts	264	276
Refractory	34	26
Merchandise in transit	154	161
Other	28	28
	Ps. 3,771	Ps. 3,796

7. Land and buildings, and machinery and equipment

Land and buildings, and machinery and equipment are summarized as follows:

		September
	2002	2003
Land	Ps. 3,520	Ps. 3,511
Buildings	10,490	10,378
Accumulated depreciation	4,969	5,062
	Ps. 9,041	Ps. 8,827
Machinery and equipment	Ps. 27,391	Ps. 27,672
Accumulated depreciation	17,288	17,535
	Ps. 10,103	Ps. 10,137

As mentioned in note 3 e), machinery and equipment purchased in a foreign country was restated using the CPI of such country.

8. Short-term borrowings

At September 30, 2002 and 2003, short-term borrowings denominated in Mexican pesos totaled Ps. 228 and Ps. 326, respectively, and short-term borrowings denominated in foreign currency totaled Ps. 3,690 and Ps. 2,563, respectively.

9. Long-term debt

At September 30, 2002 and 2003, long-term borrowings denominated in Mexican pesos totaled Ps. 3,790 and Ps. 6,829, respectively, and long-term borrowings denominated in foreign currency totaled Ps. 6,916 and Ps. 5,825, respectively.

10. Foreign currency operations

a) At September 30, 2003, the assets and liabilities denominated in foreign currency (other than Mexican pesos) of the Company's Mexican subsidiaries consist of the following:

	Millions of US Dollars	Millions of Pesos

Monetary assets	$125	Ps. 1,381
Inventories	20	225
Fixed assets	362	3,988
Monetary liabilities	771	8,487

b) The condensed financial information of the principal foreign subsidiaries of the Company at September 30, 2003 is the following:

	United States	Central & South America	Europe
Net sales	Ps. 6,171	Ps. 966	Ps. 1,047
Operating income	164	105	79
Total assets	2,956	2,830	1,475
Total liabilities	1,410	828	699

c) The exchange rates of the Mexican peso against the US dollar, used for purposes of the Company's consolidated financial statements at the following dates were:

>
September 30, 2002	Ps.10.2299
September 30, 2003	Ps. 11.0133

11. Stockholders' equity

a) At September 30, 2002 and 2003, the capital stock of the Company consisted of 324,000,000 ordinary, nominative, fully paid common shares, without par value.

b) As of September 30, 2002 and 2003 the treasury shares held by the Company were 48,027,210, which include the shares held by Stock Option Trust which were 24,674,020 as of September 30, 2002 and 2003.

c) Stockholders' equity, except restated paid-in capital and tax retained earnings will be subject to a 35% dividend tax, payable by the Company in the event of distribution. Beginning 2003 such tax rate will be reduced by 1 percent each year through 2005 to 32%. The tax paid for such dividend can be credited against the income tax of the Company during the three years following the payment.

12. Income tax , workers' profit sharing and asset tax

a) The Company is subject to income tax and tax on assets for consolidation purposes in the proportion of the number of the subsidiary's voting shares that Vitro owns. As of January 1, 2002, the proportion is calculated based on the average daily equity percentage which the Company owns of its subsidiaries during the year. The taxable income of the subsidiaries are consolidated at 60% of the mentioned proportion. The monthly tax advances to Secretaría de Hacienda y Crédito Público of Vitro as well as its subsidiaries, are made as if they have not elected tax consolidation.

b) The income tax and workers' profit sharing included in the Company's results are:

		January 1 to September 30,
	2002		2003
Income tax:
Current	Ps. 271		Ps. 308
Deferred	-787		-260
	-516		48

		January 1 to September 30,
	2002		2003
Workers' profit sharing:
Current	Ps. 75		Ps. 57
Deferred	1		1
	Ps. 76		Ps. 58

13. Business acquisitions and dispositions

a) Disposition of Ampolletas- On April 15, 2002 the Company sold to Gerresheimer Glas AG, its 51% interest in Ampolletas, S.A. for consideration that includes cash, the assumption of debt and the assignment of certain receivables, that altogether amount to approximately $ 21 million.

b) Disposition of Vitromátic - On July 3, 2002, Vitro sold its interest in Vitromátic (see note 4).

c) Disposition of Ecsa (Envases Cuautitlán). - On September 10, 2003 the Company sold to Phoenix Capital Ltd. its 51% interest in Envases Cuautitlán, S.A. for approximately $ 18 million.

14. Business segment data

The accounting policies of the segments are the same as those described in notes 2 and 3. The Company evaluates the performance of its segments on the basis of operating income. Intersegment sales and transfers are accounted for as if the sales and transfers were to third parties, that is, at current market prices.

Vitro's reportable segments are strategic business units that offer different products. The segments are managed separately; each requires different manufacturing operations, technology and marketing strategies; and each segment primarily serves a different customer base.

The Company has three reportable segments: Glass Containers, Flat Glass and Glassware. On July 3, 2002, Vitro sold its interest in the segment Acros-Whirlpool (see note 4). The principal products of each of the segments are summarized below:

Segment Principal products

Glass Containers: Glass containers, sodium carbonate, borosilicate glass, capital goods, aluminum cans, precision components and molds for glass industry.

Flat Glass: Flat glass for the construction and automotive industries and
Fiberglass.

Glassware: Glassware for table and kitchen use, and plastic disposable thermo fold ware.